SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 16)*

                         KETEMA, INC.
                        (Name of Issuer)

                   Common Stock, $1.00 par value
                 (Title of Class of Securities)

                          492653100
                         (CUSIP Number)

                       David P. Steinmann
                            Secretary
              American Securities Partners GP Corp.
                      122 East 42nd Street
                    New York, New York  10168
                         (212) 476-8000
                   ___________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         June 28, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


          This Amendment No. 16 amends the Schedule 13D dated February 22, 1989, as heretofore amended (the "Schedule 13D"), filed by American Securities Partners, L.P. on behalf of the Reporting Persons identified in Amendment No. 14 thereto in respect of the Common Stock, par value $1.00 per share, of Ketema, Inc., a Delaware corporation. Terms defined in the
Schedule 13D as heretofore amended are used herein with such defined meanings.

Item 6.   Contracts, Arrangement, Understandings or
          Relationships with respect to Securities of the Issuer.

          Item 6 of the Schedule 13D as last amended is hereby further amended by adding thereto the following information:

          The clients of American Securities Partners, L.P., who are among the Reporting Persons (the "American Securities Clients"), have caused to be formed KTM Partners, L.P., a New York limited partnership ("KTM Partners"), which currently owns 100% of the outstanding shares of common stock of KTM Holdings which is a party to the Merger Agreement. The American Securities Clients currently own 100% of the limited partnership interests in KTM Partners. The sole general partner of KTM Partners is KTM Partners GP Corp., a New York corporation, the stockholders and directors of which are Elizabeth R. Varet, Charles D. Klein and Michael G. Fisch, each of whom is a Reporting Person. Ms. Varet is Chairperson, Mr. Klein is President and Chief Executive Officer and Mr. Fisch is Executive Vice President, Secretary and Treasurer of KTM Partners GP Corp.

          In connection with obtaining equity financing for the Merger as contemplated by the Merger Agreement, on June 28, 1994, American Securities Capital Partners, L.P., acting on behalf of the American Securities Clients, granted to Danaher Corporation, a New York Stock Exchange listed company ("Danaher"), an option exercisable for a period of 45 days to commit to purchase for $5,000,000 in cash a limited partnership interest in KTM Partners, representing not less than a 33 1/3% interest in KTM Partners. Such investment by Danaher would be made on a pari passu per unit value basis with the other limited partners based on the amount of cash and/or securities of Ketema to be contributed to KTM Partners by the American Securities Clients, with such securities being valued at the Merger Consideration of $15.00 per share provided for in the Merger Agreement or the redemption price thereof in case of the Debentures. If the option is exercised by Danaher and the Merger is consummated, Danaher would have the right to designate two directors of KTM Holdings and the right to approve certain major corporate activities and transactions of KTM Holdings and Ketema. In connection with the granting of such option, Danaher entered into a confidentiality/standstill agreement with American Securities Capital Partners, L.P. and has been furnished certain information for due diligence purposes in considering whether to exercise the option and make the investment in KTM Partners. The foregoing summary of the agreements with Danaher are qualified in their entirety by reference to copies thereof attached thereto as Exhibits (6) and
(7) and incorporated herein in their entirety by reference.

Item 7.   Material to be filed as Exhibits.

          Item 7 of the Schedule 13D as last amended is hereby further amended by adding thereto the following:

          Exhibit (6) -  Letter Option Agreement, dated June 28,
                         1994, between American Securities
                         Capital Partners, L.P. and Danaher
                         Corporation.

          Exhibit (7) -  Confidentiality Agreement, dated June
                         28, 1994, between American Securities
                         Capital Partners, L.P. and Danaher
                         Corporation.

                            SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                         AMERICAN SECURITIES PARTNERS, L.P.,
                         in its capacity as agent for the
                         Reporting Persons

                         By: AMERICAN SECURITIES PARTNERS
                              GP CORP., its general partner


                              By: /s/ David P. Steinmann
                                 David P. Steinmann, Secretary